Exhibit 99.1

St. John's, NL – September 9, 2026

FORTIS INC. ANNOUNCES PRICING OF FIXED-TO-FIXED RATE JUNIOR SUBORDINATED NOTES

The Base Shelf Prospectus is accessible, and the Prospectus Supplement and any Amendment to the Documents will be accessible through SEDAR+ within two business days.

This news release constitutes a "Designated News Release" incorporated by reference in the prospectus supplement dated December 9, 2024 to Fortis' short form base shelf prospectus dated December 9, 2024.

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) announced today that it has priced a public offering (the "Offering") of US$500 million aggregate principal amount of 6.625% fixed-to-fixed rate junior subordinated notes due March 30, 2057 and US$500 million aggregate principal amount of 6.875% fixed-to-fixed rate junior subordinated notes due March 30, 2057 (collectively, the "Notes").

The Notes will be issued pursuant to a prospectus supplement (the "Prospectus Supplement") to a short form base shelf prospectus dated December 9, 2024 (the "Base Shelf Prospectus"), filed with the securities regulatory authorities in each of the provinces of Canada and with the U.S. Securities and Exchange Commission as part of an effective registration statement on Form F-10.

The Offering is being made on a firm commitment basis through a syndicate of underwriters co-led by Morgan Stanley & Co. LLC, MUFG Securities Americas Inc., Wells Fargo Securities, LLC and BofA Securities, Inc. (collectively, the "Joint Bookrunners"), and BMO Capital Markets Corp., CIBC World Markets Corp., RBC Capital Markets, LLC, Scotia Capital (USA) Inc., TD Securities (USA) LLC, National Bank of Canada Financial Inc., Academy Securities, Inc. and Desjardins Securities Inc. (together with the Joint Bookrunners, the "Underwriters"), pursuant to an underwriting agreement entered into earlier today by the Corporation and the Underwriters. The Offering in Canada is being made through the affiliates of the Underwriters that are permitted under applicable securities laws to offer and sell the Notes in each of the provinces of Canada. The Offering is expected to close on September 21, 2026 subject to the satisfaction of customary closing conditions.

Fortis expects to use the net proceeds of the Offering to repay maturing indebtedness and for general corporate purposes.

Access to the Prospectus Supplement, the Base Shelf Prospectus and any amendment to the documents is provided in accordance with Canadian securities legislation relating to procedures for providing access to a shelf prospectus supplement, a base shelf prospectus and any amendment. The Base Shelf Prospectus, as supplemented by the Prospectus Supplement, will be accessible within two business days on www.sedarplus.ca. An electronic or paper copy of the Prospectus Supplement, the Base Shelf Prospectus and any amendment to the documents may be obtained, without charge, from Morgan Stanley & Co. LLC toll-free at 866.718.1649, MUFG Securities Americas Inc. toll-free at 877.649.6848, Wells Fargo Securities, LLC toll-free at 800.645.3751 or BofA Securities, Inc. toll-free at 800.294.1322, or from Morgan Stanley Canada Limited at 416.943.8400, MUFG Securities (Canada), Ltd. at 877.649.6848, Wells Fargo Securities Canada, Ltd. at 416.775.2038 or Merrill Lynch Canada Inc. at 800.294.1322 by providing the contact with an email address or address, as applicable.

This news release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Notes, in any state or jurisdiction where such offer, solicitation or sale would be unlawful prior to the registration or qualification under the applicable securities laws of such state or jurisdiction.

About Fortis

Fortis is a diversified leader in the North American regulated electric and gas utility industry with 2025 revenue of $12 billion and total assets of $79 billion as at June 30, 2026. The Corporation's 9,900 employees serve utility customers in five Canadian provinces, ten U.S. states and the Cayman Islands.

Fortis' shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.sedarplus.ca, or www.sec.gov.

Forward-Looking Information

Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation, the Corporation's expected use of the net proceeds from the Offering and the expected closing date of the Offering.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed by the Corporation from time to time on SEDAR+ and EDGAR. The Corporation disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

For more information, please contact

Investor Enquiries: Ms. Stephanie Amaimo Vice President, Investor Relations Fortis Inc. 248.946.3572 investorrelations@fortisinc.com	Media Enquiries: Ms. Karen McCarthy Vice President, Communications & Government Relations Fortis Inc. 709.737.5323 media@fortisinc.com